FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Williams, C. Alan and Joan P.	2. Issuer Name and Tickler or Trading Symbol VillageEDOCS (OTCBB: VEDO)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director x 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 309 Morning Canyon Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month//Day/Year 12/05/2002
(Street) Corona Del Mar, CA 92625			5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person x Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	12/03/2002		S		20,000	D	$0.12	27,528,674	D
Common	12/04/2002		S		20,000	D	$0.13	27,466,072	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Convertible Promissory Note		12/04/2002		P		$35,000		12/04/2002	10/31/2005	Common	500,000	$35,000

Explanation of Responses:
   Note to Table I, Item 5:  Includes approximately 9.1 million shares of common stock that would become issuable to the Reporting Person upon conversion to common stock of  approximately $960,000 in unpaid principal and accrued interest on convertible secured promissory notes at a conversion prices ranging between $0.07 to $0.11 per share.

  Note to Table II, 8 and 9:  With respect to $530,000 in convertible promissory notes, the conversion price is the lower of $2.50 or market.  With respect to $180,000 in convertible promissory notes, the conversion price is the lower of $0.07 or market.

This Amended Form 4 is being filed by the Reporting Person because the Form 4 originally filed on December 5, 2002 omitted the transaction data listed in the first row of Table I due to a typographical error.  However, the amount of shares beneficially owned  reported in Table I, Item 5 of the Form 4 filed on December 5, 2002 was correct as it included both the sale transaction that took place on December 3, 2002 and the sales transaction that took place on December  4, 2002.

	/s/ Michael A. Richard, attorney-in-fact for C. Alan and Joan P. Williams **Signature of Reporting Person	December 27, 2002 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure